UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

JAVELIN MORTGAGE INVESTMENT CORP.
(Name of Subject Company (Issuer))

JMI ACQUISITION CORPORATION
ARMOUR RESIDENTIAL REIT, INC.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.001
(Title of Class of Securities)

47200B104
(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer

ARMOUR Residential REIT, Inc.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963

Tel: (772) 617-4340

Fax: (561) 348-2408

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Bradley D. Houser, Esq.

Christina C. Russo, Esq.

Akerman LLP

Three Brickell City Centre

98 Southeast Seventh Street

Miami, Florida 33131

Tel: (305) 374-5600
Fax: (305) 374-5095

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$85,558,842.11(1)	$8,615.78(2)(3)

(1)

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying 11,866,691 shares of common stock, par value $0.001 per share, of JAVELIN Mortgage Investment Corp. outstanding by the estimated tender offer price of $7.21 per share as of March 4, 2016. The calculation was made on the basis of the cash to be paid if all securities being sought are purchased and the offer expires on April 1, 2016..

(2)	Calculated in accordance with Rule 0-11, as modified by Fee Advisory Rate #1 for fiscal year 2016, issued August 2015, which is calculated by multiplying the Transaction Valuation by 0.0001007.
(3)	Previously paid in connection with the Schedule TO filed on March 7, 2016.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,615.78	Filing Party:	ARMOUR Residential REIT, Inc. and JMI Acquisition Corporation.
Form or Registration No.:	TO.	Date Filed:	March 7, 2016.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.	☑	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement filed under cover of Schedule TO (as amended from time to time, the “Schedule TO”) by ARMOUR Residential REIT, Inc. (“ARMOUR”), a Maryland corporation, and JMI Acquisition Corporation (“Acquisition”), a Maryland corporation and a wholly-owned subsidiary of ARMOUR, with the Securities and Exchange Commission on March 7, 2016. The Schedule TO relates to the offer (the “Tender Offer”) by Acquisition to purchase all of the outstanding shares of common stock, par value $0.001 per share (“Common Stock”), of JAVELIN Mortgage Investment Corp. (“JAVELIN” or the “Company”), a Maryland corporation, for a purchase price per share equal to 87% of the book value per share of the Common Stock, as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Tender Offer, which is currently anticipated to be March 18, 2016, in cash net to the seller, but subject to any required withholding taxes. The terms of the Tender Offer, and the conditions to which it is subject, are set forth in an Offer to Purchase dated March 7, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Tender Offer), copies of which are attached as Exhibits (a)(1)(i) and (a)(1(ii), respectively, to the Schedule TO. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to items in the Schedule TO and Schedule 13E-3.

This Amendment is being filed to amend and supplement Item 11 of the Schedule TO as reflected below.

This Amendment is being filed to amend and supplement Item 15 of the Schedule 13E-3 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the information set forth in “The Tender Offer—Section 14. Legal Proceedings” which information, as amended below, is incorporated herein by reference. “The Tender Offer—Section 14. Legal Proceedings” is hereby amended and restated to read as follows:

Litigation Relating to the Offer and the Merger

Following the announcement of the Merger Agreement, the following actions relating to the Offer and the Merger were commenced.

Lenell Action

On March 8, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Lenell v. Javelin Mortgage Investment Corp., et al., Case No. 2016 CA 000164 was filed in the Circuit Court of the Nineteenth Judicial Circuit in and for Indian River County, Florida (the “Lenell Action”) against the Company, the individual members of the Board (the “Individual Defendants”), ARMOUR, ACM and Acquisition.  The complaint generally alleges that the Individual Defendants breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing in connection with the Tender Offer and Merger, claiming, among other things, that the Individual Defendants failed to take steps to maximize the value of the Company to its public stockholders: failed to properly value the Company; ignored or failed to protect against conflicts of interest; and failed to disclose all material information about the Transactions.  The complaint also alleges that the Company, ARMOUR and ACM aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Lenell Action is properly maintainable as a class action; declaring and decreeing that the Merger Agreement is unlawful and unenforceable because it was purportedly entered into in breach of the fiduciary duties of the Individual Defendants; enjoining the consummation of the Merger; directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of the Company’s stockholders; rescinding, to the extent already implemented, the Merger or any of the terms thereof; awarding the plaintiff the costs and disbursements, including reasonable attorneys’ fees and expenses, of the action; and granting such other and further equitable relief as the Court may deem just and proper.  The Company and the other defendants believe the Lenell Action lacks merit and intend to vigorously defend the action.

On March 9, 2016, the Company and the other defendants, through counsel, delivered to the plaintiff’s counsel written demand for the withdrawal of the Lenell Action on the basis that the Company’s Bylaws contain an exclusive forum selection provision that designates the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division (the “Exclusive Forum”) as “the sole and exclusive forum” for, among other things, “any action asserting a claim of breach of any duty owed by any director or officer or other employee of the [Company] to the [Company] or to the stockholders of the [Company]” and that, therefore, the Lenell Action was improperly filed in the Circuit Court of the Nineteenth Judicial Circuit in and for Indian River County, Florida. As of March 10, 2016, the plaintiff had not withdrawn his complaint.  The Company and the Individual Defendants, in their capacities as directors and officers of the Company, intend to file a motion seeking the dismissal of the Lenell Action against them on the basis of the Exclusive Forum provision.  The Company and the Individual Defendants may be unsuccessful in their efforts to obtain the dismissal of the Lenell Action against them on such basis.  Even if the Company and the Individual Defendants are successful in such efforts, the plaintiff may seek to file a substantially similar complaint against them in the Exclusive Forum.

Stourbridge Action

Also on March 8, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Stourbridge Investments Ltd. v. Staton, et al., Case No. 24C16001542 was filed in the Circuit Court for Baltimore City, Maryland (the “Stourbridge Action”) against the Individual Defendants, the Company, ARMOUR and Acquisition. The complaint generally alleges that the Individual Defendants breached their fiduciary duties of care, good faith, loyalty and candor in connection with the Tender Offer and Merger, claiming, among other things, that the Individual Defendants failed to properly value the Company; failed to take steps to maximize the value of the Company to its public stockholders and took steps to avoid competitive bidding and to give ARMOUR an unfair advantage by failing to adequately solicit other potential acquirors or alternative transactions; failed to provide the Company’s stockholders with material information; and erected unreasonable barriers to other third-party bidders.  The complaint also alleges that the Company and ARMOUR aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Stourbridge Action is properly maintainable as a class action and certifying the plaintiff as class representative; enjoining the consummation of the Merger:  awarding the plaintiff the costs and disbursements, including reasonable attorneys’ fees and expenses, in such action; and granting such other and further equitable relief as the Court may be just and proper.  The Company and the other defendants believe the Stourbridge Action lacks merit and intend to vigorously defend the action.

Item 13. Information Required by Schedule 13E-3.

Schedule 13E-3, Item 15. Additional Information.

(c) The information set forth in the Offer to Purchase under “The Tender Offer—Section 14. Legal Proceedings” which information, as amended above under Item 11—Additional Information, to Schedule TO, is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2016	JMI ACQUISITION CORPORATION

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer

ARMOUR RESIDENTIAL REIT, INC.

	By:	/s/ James R. Mountain
	Name:	James R. Mountain
	Title:	Chief Financial Officer